Exhibit 99.1

CURALEAF HOLDINGS, INC.

Unaudited Condensed Interim Consolidated Financial Statements

As of and for the Three and Nine Months Ended

September 30, 2020 and 2019

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Page(s)

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position (Unaudited)	1

Condensed Interim Consolidated Statements of Profits or Losses and Comprehensive Income (Unaudited)	2

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)	3

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	4

Notes to Condensed Interim Consolidated Financial Statements	5-35

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Financial Position

Unaudited

(in thousands)

		September 30,	December 31,
	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents		$84,586	$42,310
Accounts receivable	3	22,961	18,335
Inventory, net	5	182,877	63,210
Biological assets	6, 19	37,609	19,197
Assets held for sale	7	33,530	—
Prepaid expenses and other current assets		15,307	6,479
Total current assets		376,870	149,531
Deferred tax asset		2,687	2,628
Notes receivable	8	—	57,166
Property, plant and equipment, net	9	200,339	129,812
Right-of-use assets	17	275,889	82,794
Intangible assets, net	10	806,749	185,635
Goodwill	10	439,320	69,326
Investments	4	62,807	51,209
Prepayment of acquisition consideration	4	160,226	—
Other assets		34,343	8,825
Total assets		$2,359,230	$736,926

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		$30,795	$12,742
Accrued expenses		44,805	18,016
Income tax payable		35,486	15,114
Current portion of lease liability	17	39,787	11,835
Current portion of notes payable	4, 11	6,290	17,000
Current contingent consideration liability	4, 18	9,700	—
Liabilities held for sale		3,483	—
Other current liabilities	19	6,805	31,549
Total current liabilities		177,151	106,256
Deferred tax liability		219,357	22,642
Notes payable	11	273,695	87,953
Lease liability	2,17	259,219	81,319
Non-controlling interest redemption liability		2,694	2,694
Contingent consideration liability	4, 18	41,228	32,616
Other long term liability		246	—
Total liabilities		973,590	333,480

Shareholders’ equity:
Share capital		1,728,874	693,699
Treasury shares		(5,208)	(5,208)
Reserves		(177,890)	(146,819)
Accumulated deficit		(159,370)	(132,910)
Total Curaleaf Holdings, Inc. shareholders' equity	12	1,386,406	408,762
Redeemable non-controlling interest contingency		(2,694)	(2,694)
Non-controlling interest		1,928	(2,622)
Total shareholders’ equity		1,385,640	403,446
Total liabilities and shareholders’ equity		$2,359,230	$736,926

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Profits or Losses and Comprehensive Income

Unaudited

(in thousands, except for share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
Revenues:
Retail and wholesale revenues		$180,302	$50,681	$356,937	$116,176
Management fee income		2,106	11,139	39,448	29,386
Total revenues		182,408	61,820	396,385	145,562
Cost of goods sold		90,633	27,079	191,490	66,692
Gross profit before impact of biological assets		91,775	34,741	204,895	78,870
Realized fair value amounts included in inventory sold		(48,706)	(15,004)	(92,322)	(40,836)
Unrealized fair value gain on growth of biological assets	6	72,714	28,814	152,478	58,285
Gross profit		115,783	48,551	265,051	96,319
Operating expenses:
Selling, general and administrative	14	72,664	33,497	158,986	84,795
Share-based compensation	13	5,430	4,673	14,764	10,944
Depreciation and amortization	9,10	21,318	8,938	48,243	21,029
Total operating expenses		99,412	47,108	221,993	116,768
Income (Loss) from operations		16,371	1,443	43,058	(20,449)
Other income (expense):
Interest income		40	2,568	6,459	7,488
Interest expense	11	(12,357)	(4,852)	(34,208)	(12,999)
Interest expense related to lease liabilities	17	(5,114)	(1,894)	(9,404)	(4,209)
Gain on investment	4	10,606	—	10,606	—
Other income (expense)	11	268	580	2,799	(494)
Total other expense		(6,557)	(3,598)	(23,748)	(10,214)
Income (Loss) before provision for income taxes		9,814	(2,155)	19,310	(30,663)
Income tax expense		(18,745)	(5,279)	(45,528)	(12,033)
Net loss and comprehensive loss		(8,931)	(7,434)	(26,218)	(42,696)
Less: Net income (loss) attributable to non-controlling interest		412	(599)	242	(1,112)
Net loss attributable to Curaleaf Holdings, Inc.		$(9,343)	$(6,835)	$(26,460)	$(41,584)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	15	$(0.01)	$(0.01)	$(0.05)	$(0.09)
Weighted average common shares outstanding – basic and diluted	15	625,228,556	464,073,130	555,629,066	461,045,835

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Changes in Equity

Unaudited

(in thousands, except for share amounts)

	Share Capital (Note 12)			Treasury	Share-Based	Other			Total Curaleaf Holdings, Inc.	Redeemable Non - Controlling Interest	Non-Controlling	Redeemable Non- Controlling	Total
	# of Shares			Shares	Reserves	Reserves	Total	Accumulated	Shareholders'	Contingency	Interest	Interest	Shareholders’
	SVS	MVS	Amount	(Note 12)	(Note 13)	(Note 4)	Reserves	Deficit	Equity	(Note 4)	(Note 4)	(Note 4)	Equity
Balances as of December 31, 2018	335,292,331	122,170,705	$657,525	$(4,325)	$6,698	$(153,459)	$(146,761)	(65,666)	$440,773	$(2,957)	$—	$(2,174)	$435,642
Repurchase of shares	(147,900)	—	—	(883)	—	—	—	—	(883)	—	—	—	(883)
Exercise of stock options	6,208,301	—	3,595	—	(1,604)	—	(1,604)	—	1,991	—	—	—	1,991
Share-based compensation	—	—	—	—	10,944	—	10,944	—	10,944	—	—	—	10,944
Issuance of shares in connection with acquisitions	2,590,421	—	18,193	—	—	—	—	—	18,193	—	—	—	18,193
Non-controlling interest in connection with acquisitions	—	—	—	—	—	—	—	—	—	—	2,156	—	2,156
Conversion of MVS to SVS	11,500,000	(11,500,000)	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(41,584)	(41,584)	—	—	(1,112)	(42,696)
Balances as of September 30, 2019	355,443,153	110,670,705	$679,313	$(5,208)	$16,038	$(153,459)	$(137,421)	$(107,250)	$429,434	$(2,957)	$2,156	$(3,286)	$425,347

Balances as of December 31, 2019	366,114,366	103,970,705	$693,699	$(5,208)	$20,517	$(167,336)	$(146,819)	$(132,910)	$408,762	$(2,694)	$2,156	$(4,778)	$403,446
Issuance of shares in connection with acquisitions	173,264,583	—	955,539	—	—	—	—	—	955,539	—	—	—	955,539
Issuance of shares in connection with private placement, net of issuance costs	4,383,698	—	24,552	—	—	—	—	—	24,552	—	—	—	24,552
Minority buyouts	6,163,920	—	45,748	—	—	(39,254)	(39,254)	—	6,494	—	—	4,308	10,802
Exercise of stock options	4,937,488	—	9,336	—	(8,099)	—	(8,099)	—	1,237	—	—	—	1,237
Share-based compensation	—	—	—	—	14,764	—	14,764	—	14,764	—	—	—	14,764
Non cash bonus	—	—	—	—	1,518	—	1,518	—	1,518	—	—	—	1,518
Conversion of MVS to SVS	10,000,000	(10,000,000)	—	—	—	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	(26,460)	(26,460)	—	(228)	470	(26,218)
Balances as of September 30, 2020	564,864,055	93,970,705	$1,728,874	$(5,208)	$28,700	$(206,590)	$(177,890)	$(159,370)	$1,386,406	$(2,694)	$1,928	$—	$1,385,640

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited

(in thousands)

		Nine months ended
		September 30,
	Note	2020	2019
Cash flows from operating activities:
Net loss		$(26,218)	$(42,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		59,480	25,910
Share-based compensation		16,282	10,944
Non-cash interest expense		4,601	4,481
Unrealized gain on changes in fair value of biological assets		(152,478)	(58,285)
Realized fair value amounts included in inventory sold		92,322	(17,175)
(Gain)/loss on sale of property, plant and equipment		293	(118)
Deferred taxes		17,770	4,034
Write off of acquisition costs		—	1,135
Gain on contingent liability		(10,606)	—
Changes in operating assets and liabilities
Accounts receivable		8,664	(3,585)
Biological assets		48,326	64,501
Inventory		(81,335)	(28,122)
Prepaid expenses and other current assets		(541)	1,415
Other assets		5,541	88
Accounts payable		(5,270)	4,323
Income taxes payable		9,984	4,293
Accrued expenses		6,374	8,643
Net cash used in operating activities		(6,811)	(20,214)
Cash flows from investing activities:
Purchases of property and equipment		(70,195)	(66,851)
Payments made on completion on acquisitions		(78,610)	(67,673)
Prepayment for acquisition consideration		(7,500)	(20,088)
Amounts advanced for notes receivable		(14,100)	(24,002)
Net cash used in investing activities		(170,405)	(178,614)
Cash flows from financing activities:
Proceeds from senior unsecured notes
Cash received from financing agreement	11	185,723	—
Proceeds from sale leaseback		38,640	25,245
Minority buyouts		(2,508)	—
Lease liability payments	17	(24,495)	(2,845)
Cash received in private placement		24,552	—
Principal payments on notes payable		(2,505)	(883)
Exercise of stock options		1,237	1,897
Net cash provided by financing activities		220,644	23,414
Net change in cash		43,428	(175,414)
Cash at beginning of period		42,310	266,616
Cash held for sale		(1,152)	—
Cash at end of period		84,586	91,202
Supplemental disclosure of cash flow information:
Cash paid for interest		28,167	4,894
Cash paid for income tax		19,712	2,992
Supplemental disclosure of non-cash investing and financing activities:
Recognition of right of use assets and lease liabilities		73,527	92,934
Issuance of shares in connection with minority buyouts		10,802	—
Issuance of shares in connection with acquisitions		955,539	18,193
Contingent consideration incurred in connection with acquisitions		41,228	12,599
Forgiveness of note receivable in connection with acquisition		65,868	—
Reduction of notes receivable in connection with sale leaseback		—	12,090
Seller note incurred in connection with acquisition		—	20,352

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 1 – Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf”, or the “Group”), formerly known as Lead Ventures, Inc. (“LVI”), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the transactions, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and on the OTCQX under the symbol “CURLF”.

The head office and principal address of the Company is 301 Edgewater Place #405, Wakefield, MA 01880. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these unaudited condensed interim consolidated financial statements (“the Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics or similar terms specifically relate only to our state-licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable state law and associated regulations.

Note 2 – Basis of presentation

The unaudited condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 - Interim Financial Reporting. The Company followed the same accounting policies and methods of application as those disclosed in the annual audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018 (“the Annual Financial Statements”). These Interim Financial Statements should be read in conjunction with the Annual Financial Statements, which were prepared in accordance with International Financial Reporting Standards ("IFRS").

These the Interim Financial Statements were approved by the Board of Directors and authorized for issue by the Board of Directors on November 12, 2020.

Functional currency

The Company and its subsidiaries’ functional currency, as determined by management, is the United States (“U.S.”) dollar. These Interim Financial Statements are presented in U.S. dollars unless otherwise stated.

Basis of consolidation

Affiliates are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The financial statements of affiliates are included in the Interim Financial Statements from the date control commences until the date control ceases.

These Interim Financial Statements include the accounts of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned, and other entities consolidated other than on the basis of ownership:

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

		September 30,	December 31,
	State of	2020	2019
Business name	operations	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech RI, LLC	RI	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
PalliaTech OR, LLC (formerly Groen)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PalliaTech Florida, LLC	FL	100%	77.2%
Curaleaf Florida, LLC	FL	100%	70%
CLF MD Processing, LLC	MD	100%	100%
PT Nevada, Inc. (Note 4)	NV	100%	100%
CLF Sapphire Holdings, Inc. (Note 4)	OR	100%	—
Curaleaf NJ II, Inc. (Note 4)	NJ	100%	N/A
Focused Employer, Inc.	MA	100%	N/A
GR Companies, Inc. (Note 4)	IL	100%	—
HMS Health LLC (Note 4)	MD	—	—
HMS Processing LLC (Note 4)	MD	—	—
HMS Sales LLC (Note 4)	MD	—	—
MI Health LLC (Note 4)	MD	—	—
Town Center Wellness, LLC (Note 4)	MD	—	—
Grassroots OpCo AR, LLC (Note 4)	AR	—	—
WCCC, LLC (Note 4)	IL	—	—
Compass Dispensary Holdings, LLC (Note 4)	IL	—	—
Greenhouse Group, LLC (Note 4)	IL	—	—
GR Vending MI, LLC (Note 4)	IL	—	—
GR Companies OK, LLC (Note 4)	OK	—	—

All intercompany balances and transactions were eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s Interim Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Except as described below, the significant judgments, estimates and assumptions made by management in preparing the Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019 were the same as those that applied to the Annual Financial Statements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Biological assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of an asset or a liability, the Company uses observable market data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company assesses market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statement of profits and losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by Amendments to IFRS 3 – Definition of a Business (the “IFRS 3 Amendment”). The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields, and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Accounts receivable

Trade receivables are amounts due from customers for goods sold in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The valuation of allowances for uncollectible trade receivables requires assumptions including estimated credit losses based on customer history, industry concentrations, and the Company’s knowledge of the financial conditions of its customers. Uncertainty relates to the actual collectability of customer balances which can vary based on management's estimates and judgment.

Assets held for sale

The accounting policy for assets held for sale applied in these Interim Financial Statements is new in comparison to the audited consolidated financial statements as of and for the year ended December 31, 2019. The Company classifies assets held for sale in accordance with IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations.” When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7).

Deferred taxes

Significant estimates are required in determining the current and deferred assets and liabilities for income taxes. Various internal and external factors may have favorable or unfavorable effects on the income tax assets and liabilities. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and changes in overall levels of pre-tax earnings. Such changes could impact the assets and liabilities recognized in the consolidated statement of financial position in future periods.

Discount rate for leases

IFRS 16 - Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses its incremental borrowing rate to record real estate leases as implicit rates are not readily available from the lessors. Similarly, information regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not readily available. The Company applies the incremental borrowing rate based on the interest rate the Company would pay to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment and over a similar term.

COVID-19 Estimation Uncertainty

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency by President Donald Trump. The outbreak has spread throughout Europe, the Middle East, and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures, and travel restrictions.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

While these effects are expected to be temporary, the duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business. See the heading "Risk Factors – Risks Related to the COVID-19 Pandemic" of the Company's management's discussion and analysis for the three and nine months ended September 30, 2020 for more information.

New, amended and future IFRS pronouncements

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued the IFRS 3 Amendment. The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, however early application is permitted. The Company elected early application of the IFRS 3 Amendment and elects whether to apply, or not apply, the test to each transaction separately.

IAS 1: Presentation of Financial Statements & IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued “Definition of Material”, an amendment to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of “material” and to align the definition used in the Conceptual Framework and the standards themselves. Materiality is defined as “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” This amendment is effective for the annual period beginning January 1, 2020.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (“Amendments to IAS 37”) amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 3 – Accounts receivable

Accounts receivable consist of the following:

	September 30,	December 31,
	2020	2019
Trade accounts receivable	$23,319	$17,339
Other receivables	2,803	996
Transferred to assets held for sale	(3,161)	—
Total trade and other receivables	$22,961	$18,335

Note 4 – Acquisitions

A summary of acquisitions completed during the nine months ended September 30, 2020 and the year ended December 31, 2019 is provided below:

	Nine months ended September 30, 2020
Purchase price allocation	Cura (2)	Remedy (1)	Arrow (1)	MEOT (2)	Curaleaf NJ (2)	Blue Kudu (1)	Grassroots (2)
Assets acquired:
Cash	$12,755	172	711	395	3,667	276	27,808
Accounts receivable, net	11,027	15	—	129	1,995	350	5,443
Prepaid expenses and other current assets	2,232	3	—	15	405	—	5,600
Inventory	22,074	227	508	1,418	4,962	123	11,563
Biological assets	—	79		705	2,340	—	4,571
Property, plant and equipment, net	7,465	319	1,854	1,081	6,187	56	32,691
Right-of-use assets	9,627	110	2,334	1,812	10,417	—	100,612
Other assets	760	—	—	1,034	46	—	25,041
Intangible assets :
Licenses	135,060	—	38,435	—	57,580	3,130	293,870
Trade name	28,340	—	—	170	8,260	—	12,130
Service agreements	59,030	1,627	—	5,830	—	—	3,080
Non-compete agreements	4,950	—	—	—	—	—	19,290
Goodwill	118,267	—	—	561	22,196	—	230,748
Deferred tax liabilities	(54,624)	—	(1,552)	(1,680)	(19,752)	—	(99,493)
Liabilities assumed	(32,522)	(216)	(4,609)	(3,426)	(33,186)	(473)	(146,063)
Prepaid acquisition consideration	—	—	—	—	—	—	160,226
Consideration transferred	$324,441	2,336	37,681	8,044	65,117	3,462	687,117

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

	2019 Acquisitions
Purchase price allocation	Acres (2)	Glendale (1)	Phyto (1)	Emerald (1)	Eureka (1)	Blackjack (1)	HMS (1)	Elevate (1)
Assets acquired:
Cash	$478	$330	$37	$747	$490	$120	$501	$101
Accounts receivable	884	92	—	188	82	—	1,052	—
Prepaid expenses and other current assets	114	21	143	253	876	—	211	53
Inventory	3,812	422	103	724	587	333	414	93
Biological assets	567	—	—	—		—	—	—
Property, plant and equipment	5,994	1,407	—	103	357	—	—	68
Other assets	45	107	—	15	—	—	—	—
Intangible assets :
Licenses	22,340	17,060	7,424	15,970	35,253	7,187	32,775	1,937
Trade name	370	—	—	—	—	—	—	—
Non-compete agreements	700	—	—	—	—	—	—	—
Goodwill	17,471	—	—	—	—	—	—	—
Deferred tax liabilities	—	—	—	—	—	—	—	—
Liabilities assumed	(5,178)	(660)	(38)	—	(1,284)	(915)	(2,654)	(151)
Non-controlling interest	—	—	—	—	—	(2,156)	—	—
Consideration transferred	$47,597	$18,779	$7,669	$18,000	$36,361	$4,569	$32,299	$2,101

(1)	Acquisition accounted for as an asset acquisition under IFRS 3.

(2)	Acquisition accounted for as a business combination under IFRS 3.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2020 acquisitions

Cura Partners, Inc., an Oregon corporation (“Cura” or “Select”)

On February 1, 2020, the Company completed the acquisition of Select through the Company’s subsidiary CLF Sapphire Holdings, Inc. The acquisition included Select's manufacturing, processing, distribution, and marketing operations, and all adult-use and medical cannabis products marketed under the Select brand name, including all intellectual property (the “Cura Transaction”).

Due to changes in market conditions, Curaleaf and Select mutually agreed on October 30, 2019 to reduce the base consideration payable upon closing of the Cura Transaction. Under the amended and restated merger agreement (the "Amended Merger Agreement"), the Company issued 55,000,000 SVS to the benefit of the former Select equity holders. The fair value of the Closing Shares was $251,911 and the fair value of the Escrow Shares was $17,381. There is an additional 40,555,556 SVS payable to former Select equity holders contingent upon Curaleaf achieving certain calendar year 2020 revenue targets based on Select-branded extract sales beginning at a target of $130,000 with maximum achievement at $250,000. In addition, Select equity holders will also be eligible to receive an earn-out of up to $200,000 from the issuance of additional SVS, contingent upon Curaleaf exceeding $300,000 in calendar year 2020 revenue for Select-branded extract sales. The total contingent consideration related to Cura had a fair value of $28,445. Consideration also included the rollover of former Select option-holders to Curaleaf options. The fair value of the rollover options was $26,072. There were 2 dissenting Select shareholders who elected to receive cash in lieu of merger consideration. They were paid $631 in April 2020.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Revenue and net loss from Cura Partners included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $58,465 and $24,255, respectively.

Arrow Alternative Care, Inc. (“Arrow 1”), Arrow Alternative Care #2, Inc. (“Arrow 2”), Arrow Alternative Care #3, Inc. (“Arrow 3”), each a Delaware corporation (collectively, the “Arrow Companies” or “Arrow”)

In March 2020, the Company signed definitive agreements to acquire Arrow 1, Arrow 2, and Arrow 3 (respectively, “Transaction 1”, “Transaction 2”, and “Transaction 3”, and collectively the “Arrow Transactions”), which operated licensed medical cannabis dispensaries in Stamford, Hartford, and Milford, Connecticut. The aggregated consideration to be paid for the Arrow Companies is $37,681, consisting of $16,298 cash and $21,383 in SVS. The closing of Transaction 1 and Transaction 3 occurred in April 2020. While management’s control of, and all economic interest in, Arrow 2 passed to the Company in April 2020, the formal closing of Transaction 2 occurred on August 3, 2020. The consideration for Arrow 1 was $10,412 and was paid in cash at closing. The consideration for Arrow 2 was $15,048 of which $9,333 was paid in SVS and the remainder in cash. Finally, the consideration for Arrow 3 was $12,227 which was paid by the issuance of 1,861,149 SVS. In August 2020, 27,334 “top up” shares were issued as additional consideration in connection with Transaction 3.

Revenue and net income from Arrow included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $12,407 and $1,389, respectively.

Remedy Compassion Center, Inc. (“Remedy”)

Remedy owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In October 2016, the Company entered into a Management Services Agreement with Remedy (“Remedy MSA”) under which the Company provided services in the areas of cultivation, extraction, and other consulting. Under the Remedy MSA, Remedy maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business. The Company recognized management fee income for services rendered under the Remedy MSA.

Until February 2020, Remedy operated as a Maine nonprofit corporation when changes in Maine regulations allowed for conversion to a for-profit corporation. In February 2020, Remedy converted to a for-profit corporation as approved by their independent Board of Directors. In connection with the conversion, the Remedy MSA was terminated and the Company entered into a Registered Dispensary Management Agreement (“Remedy Operating Agreement”). Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Remedy Operating Agreement, the Corporation has acquired operational control and substantially all of the economic benefit of Remedy's business, which allows the Corporation to control Remedy in accordance with IFRS 10 definitions. The Corporation retains a right to acquire Remedy for nominal value at such time as the residency requirement for ownership is lifted. Total consideration included forgiveness of debt of $2,336.

Revenue and net income from Remedy included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $2,160 and $377, respectively.

GR Companies, Inc., a Delaware company ("Grassroots")

In July 2019, the Company entered into an agreement to acquire Grassroots (“Grassroots Acquisition”). In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Closing of the Grassroots Transaction occurred in July 2020. At closing, the Corporation issued (i) 103,455,816 SVS to the benefit of the former holders of common stock of Grassroots which had a fair value of approximately $564,541, and (ii) 12,851,005 SVS to be held in escrow in accordance with the terms of the Grassroots Merger Agreement which had a fair value of approximately $71,389. In addition, the Company paid an amount of $51,187 in connection with the closing of the Grassroots Transaction, which included reimbursements of permitted capital expenditures and acquisitions that occurred between signing and closing, transaction related expenses, and replenishment of working capital. In addition, the parties resolved that certain Grassroots assets in Illinois, Ohio, and Maryland are designated for sale to comply with local limitations on license ownership. Due to the limitations on license ownership, the Company recognized $160,226 for prepayment of acquisition consideration. Curaleaf also agreed to issue 2,119,864 SVS to partially offset the dilution to the holders of common stock of Grassroots caused by the conversion of certain debentures of Grassroots into equity of Grassroots immediately prior to the closing of the Grassroots Transaction. The transaction price remains subject to usual working capital and other adjustments. The Company incurred transaction costs of approximately $5,564.

Revenue and net loss from Grassroots included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $45,718 and $1,119, respectively.

Virginia’s Kitchen, LLC, a Colorado company d/b/a Blue Kudu (“Blue Kudu”)

In February 2020, the Company signed a definitive agreement to acquire 100% of Blue Kudu, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado. The consideration consisted of 322,580 SVS at a fair value of $2,109, $1,384 payable in cash at closing of the transaction, and a 5% note of up to $500 due ten and one half months from closing. The transaction closed in in July 2020.

Revenue and net income from Blue Kudu included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $1,417 and $504, respectively.

Curaleaf NJ, Inc. (“CLNJ”)

In February 2011, the Company entered into a Management Services Agreement (“NJ MSA”) with CLNJ (formerly Compassionate Sciences ATC Inc.). As required under state law, CLNJ was formed as a New Jersey nonprofit corporation without shareholders acting through its governing body, the Board of Trustees (“NJ Board”). CLNJ operated medical dispensary, processing, and cultivation facilities as permitted by the state of New Jersey. Under the NJ MSA, the Company acted as an independent contractor providing services in the areas of cultivation, extraction, and other consulting services. The Company recognized management fee income for services rendered under the NJ MSA. In addition to the NJ MSA, the Company entered into a Conditionally Convertible Promissory Note (“NJ Note”) (see Note 8). The NJ Note allowed the Company to acquire CLNJ when the regulations in New Jersey changed to allow nonprofit corporations to convert to for-profit corporations.

In July 2019, New Jersey Governor Murphy signed an amendment to the New Jersey Compassionate Use Medical Marijuana Act (the “Act”) known as the Jake Honig Compassionate Use Medical Cannabis Act (“Jake Honig Act”). The Jake Honig Act authorized the New Jersey nonprofit corporations that hold Alternative Treatment Center Permits (“ATC Permits”) to sell or transfer their permits and other assets to for-profit entities. Due to changes in New Jersey regulations, CLNJ received approval from the state of New Jersey for the transfer of the ATC Permit to Curaleaf NJ II, Inc., a wholly owned subsidiary of the Company. In conjunction with the transfer of the ATC Permit, the Company entered into an Asset Purchase Agreement (“CLNJ APA”). As part of the CLNJ APA, CLNJ agreed to sell and transfer the ATC Permit and substantially all of its other assets to Curaleaf NJ II. The transaction closed in July 2020. As a result of the close of the sale and transfer of the assets, the $83,233 balance of the NJ Note was applied to the purchase price.

Revenue and net income from CLNJ included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $17,028 and $10,384, respectively.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy) (“MEOT”)

MEOT owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In January 2017, the Company entered into a Management Services Agreement with MEOT (“MEOT MSA”) under which the Company provided services in the areas of financial services, compliance consulting, and human resources management. Under the MEOT MSA, MEOT maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business and the Company acted solely in an advisory capacity. The Company recognized management fee income for services rendered under the MEOT MSA.

The MEOT MSA was terminated in July 2020, and MEOT entered into a new MSA agreement (“Verdure MSA”) with Verdure, Inc. (“Verdure”), an entity in which the Company’s CEO, Joseph Lusardi had an ownership interest. The Company acquired Verdure in July 2020 for $8,000 cash and a cash earn-out of $2,000 based on MEOT’s achievement of certain earnings targets. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Verdure MSA, the Company has acquired operational control and substantially all of the economic benefit of MEOT’s business. The acquisition of Verdure resulted in the Company controlling MEOT in accordance with IFRS 10. The Company retains a right to acquire MEOT for nominal value at such time as the residency requirement for ownership is lifted.

Revenue and net income from MEOT included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $1,391 and $876, respectively.

PalliaTech Florida LLC

On August 17, 2020, the Company acquired the remaining 11.4% equity interest in PalliaTech Florida LLC from certain minority equity holders for consideration of 2,375,000 Subordinate Voting Shares. In connection with the foregoing, the Company also agreed to the repayment of certain secured promissory notes in the amount of $1,750. Another 11.4% equity interest in PalliaTech Florida LLC was acquired by the Company on January 10, 2020 from certain other minority equity holders for consideration of $2,500 paid in cash and 1,772,062 Subordinate Voting Shares. Upon completion, PalliaTech Florida LLC became an indirect wholly-owned subsidiary of the Company. (See Note 17.)

Net loss from PalliaTech Florida LLC included in the consolidated statement of profits and losses for the nine months ended September 30, 2020 was $3,517.

2019 acquisitions

HMS Health LLC (“HMS”), HMS Processing LLC, MI Health LLC, and HMS Sales LLC, HMS Health LLC, all Maryland limited liability companies (the “HMS Companies”)

In January 2019, the Company completed the acquisition of the HMS Companies which concluded as a $30,000 convertible financing. Prior to funding, HMS spun off its cannabis processing license and cannabis dispensing license into separate entities, HMS Processing LLC and HMS Sales LLC, respectively. There was an additional adjustment of $447 upon closing as part of the agreement. The loans, together with accrued interest, are convertible into equity of each of the HMS Companies upon receipt of all required regulatory approvals. In addition, the owners of the HMS Companies will receive additional consideration of $2,000 in SVS at the then-current market price upon completed conversion of the loans. The Company recorded a liability of $1,852 for the additional consideration.

Town Center Wellness, LLC, dba Elevate Takoma, a Maryland limited liability company (“Elevate”)

In January 2019, the Company paid $2,101 cash for an option to acquire the license associated with Elevate, a dispensary located in Takoma Park, MD.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Naturex II, LLC, dba Blackjack Collective, a Nevada limited liability company (“Blackjack”)

In October 2017, the Company entered into an agreement to acquire 51.2% of Blackjack by purchasing a 64% interest in VSLV Management, a related party, which owned 80% of Blackjack. The purchase price was in the form of 4,105,988 SVS valued at $3,001. The Company issued these shares of Curaleaf Holdings, Inc. into escrow for release to the members of VSLV Management upon regulatory approval of the transaction. In January 2019, the Company entered into an agreement to acquire an additional 18% of Blackjack from minority owners for cash consideration of $1,260. Furthermore, in October 2019, the Company entered into an agreement to acquire the remaining interests in VSLV Management for the issue of 286,246 additional SVS upon closing of the transaction.

The Company’s total controlling ownership in Blackjack as of April 1, 2019, the date it took control of Blackjack, was 69.2%. The Company recognized the residual 30.8% of unowned membership interest as a $2,156 non-controlling interest in equity. As a result of its agreement to acquire the remaining interest in VSLV Management, the Company’s controlling ownership interest was increased to 98% as of October 11, 2019. An additional $308 of payables due to the Company were effectively forgiven as part of the purchase price.

EC Investment Partners, LLC, a Nevada limited liability company (“Eureka”)

In April 2019, the Company acquired all of the membership interests of Eureka. Total consideration of $36,361 consisted of $5,608 in cash, settlement of $5,000 of debt owed to the Company, and $14,239 settled through the issuance of 1,663,511 SVS. In addition, the sellers were entitled to additional consideration in the form of additional SVS based on the excess of Eureka’s EBITDA for the twelve-month period starting July 1, 2019 above $5,000 (“Eureka earn-out”). The Eureka earn-out criteria were not met as of the measurement date, and as a result the Company recorded a gain on the change in fair value of the contingent consideration of $9,572 during the three months ended September 30, 2020.

Absolute Healthcare, Inc. dba Emerald Dispensary, an Arizona non-profit corporation (“Emerald”)

In May 2019, the Company acquired exclusive rights to operate the Emerald dispensary in Gilbert, AZ, whose license is held by Absolute Healthcare, Inc. Total consideration for the transaction was $18,000, of which $10,000 in cash was paid upfront, $5,000 was paid in cash in January 2020, and the balance of $3,000 was paid in May 2020. (see Note 11).

Phytotherapeutics Management Services, LLC, an Arizona non-profit corporation (“Phyto”)

In July 2019, the Company completed the acquisition of Phyto, which operates under the license of Phytotherapeutics of Tucson, LLC. The close of the transaction resulted in the license being applied to a newly developed dispensary located in Phoenix, AZ.

Aggregate agreed upon consideration for Phyto was $7,669, consisting of cash of $5,669, 65,511 SVS valued at $500 and a Company promissory note in the amount of $1,500 with a maturity date of 18 months from the close of the transaction and bearing interest at a rate of 7.5% (Note 11). The transaction was completed in July 2019.

Glendale Greenhouse, an Arizona non-profit corporation (“Glendale”)

In August 2019, the Company completed the acquisition of Glendale, which operates under the license of PP Wellness as a vertically integrated cannabis cultivation, processing, and dispensary company.

Consideration for Glendale included 173,050 SVS valued at $1,500 and cash of $8,279. The Company also issued two promissory notes with a combined amount of $5,000 with maturity dates of 18 months from the close of the transaction date, both bearing interest at a rate of 7%. The Company also issued a promissory note in the amount of $2,500 with an interest rate of 7%, which was paid in February 2020 (Note 11). Additionally, the Company issued 172,544 SVS 12 months after the close of the transaction.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Acres Cannabis, a Nevada limited liability company (“Acres”)

In October 2019, the Company completed the acquisition of Acres, which included a cultivation facility in Amargosa Valley, Nevada and a large dispensary located in Las Vegas, Nevada, with a second dispensary under construction. Total consideration for the transaction was $47,597, of which $15,000 in cash was paid upon signing, $9,500 was paid upon receiving regulatory approval of the license transfer for the dispensary in January 2020, as well as a $500 holdback. Total consideration also included $12,856 which was settled through the issuance of 3,108,183 SVS, and $8,569 which was settled through the issuance of 2,039,062 SVS upon receiving regulatory approval of the license transfer for the dispensary in January 2020. The purchase agreement also included earn-out potential (“Acres earn-out”) if certain financial targets were met. The Acres earn-out was not expected to be achieved as of September 30, 2020 and as a result the Company recorded a gain on the change in fair value of the contingent consideration of $1,034 during the three months ended September 30, 2020.

Pending acquisitions

The following acquisitions were signed but were not completed prior to September 30, 2020. The results of the following entities are not included in the unaudited interim condensed consolidated financial statements of the Company:

Alternative Therapies Group, Inc, a Massachusetts corporation (“ATG”)

In August 2018, the Company entered into an agreement to acquire ATG, which includes a 53,600 square foot cultivation and processing facility in Amesbury, Massachusetts, and intended to enter into supply agreements with ATG’s three dispensaries in Massachusetts. Consideration for ATG is $50,000, $42,500 of which was prepaid in cash in December 2018 in order to solidify the Company’s intent to complete the purchase of ATG and was recorded as a non-current asset. The remaining $7,500 was paid at the close of the transaction in November 2020.

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000. The Company paid $5,000 cash in May 2019 and $7,500 in July 2020. The remaining consideration will be paid upon completion of certain milestones, culminating with regulatory approval of the transfer of the final licenses and OGT facility to Curaleaf. The closing of this transaction is currently pending regulatory approval.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 5 – Inventory

Inventory consist of the following:

	September 30,	December 31,
	2020	2019
Raw materials
Harvested cannabis	$5,410	$5,780
Harvested trim	10,105	2,890
Total raw materials	15,515	8,670
Work-in-process
Processing	59,353	15,998
Finished goods
Consumables	12,578	8,668
Flower	11,404	3,661
Extracts	29,882	14,663
Total finished goods	53,864	26,992
Fair value adjustment to inventory related to biological assets	56,564	11,550
Transferred to assets held for sale	(2,419)	—
	$182,877	$63,210

Note 6 – Biological assets

The following table is a reconciliation of the carrying amount of the biological assets:

Balance at December 31, 2018	$4,491
Assets obtained in the acquisition of HMS Companies	469
Assets obtained in the acquisition of Eureka	577
Unrealized fair value gain on growth of biological assets	58,285
Increase in biological assets due to capitalized costs	17,175
Transferred to inventory upon harvest	(65,078)
Balance at September 30, 2019	$15,919

Balance at December 31, 2019	$19,197
Assets obtained in the acquisition of Remedy	79
Assets obtained in the acquisition of Curaleaf NJ	2,340
Assets obtained in the acquisition of MEOT	705
Assets obtained in the acquisition of Grassroots	4,571
Unrealized fair value gain on growth of biological assets	152,478
Increase in biological assets due to capitalized costs	67,575
Transferred to inventory upon harvest	(208,222)
Transferred to assets held for sale	(1,114)
Balance at September 30, 2020	$37,609

Biological assets consist of actively growing cannabis plants to be harvested as agricultural produce.

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of September 30, 2020, and December 31, 2019, it was expected that the Company’s biological assets would yield 15,295,942 and 7,031,057 grams of cannabis when harvested, respectively. See Note 19 for the inputs and sensitivity analysis for the fair value of the biological assets.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 7 – Assets held for sale

Assets held for sale consist of the following:

	HMS Assets	Curaleaf MD	Total
Balance at January 1, 2020	$—	$—	$—
Transferred in	29,385	4,145	33,530
Total assets held for sale at September 30, 2020	$29,385	$4,145	$33,530

The Company has been marketing the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”) for sale. Such a sale will enable the Company to acquire the cultivation and processing assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. The cultivation and processing assets of Grassroots in Maryland were spun off prior to the acquisition of Grassroots by the Company, and the Company intends to purchase those assets when approved by the Maryland regulators. The Company continued to actively market the HMS Assets through September 30, 2020. As a result, the Company classified the HMS Assets as assets held for sale in these interim condensed consolidated financial statements. In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the HMS Assets in Maryland to TerrAscend for a total consideration of $27,500. The HMS Assets sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The total consideration due to the Company of $27,500 includes $25,000 cash due at closing as well as a $2,500 interest bearing Note due and payable to the Company in April 2022. The transaction is expected to close pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission.

In addition to the HMS Assets, the Company has been marketing the assets of Curaleaf Maryland, Inc., its licensed processing business in Maryland, with the intent to divest the Company from these assets to ensure compliance with Maryland regulations. In June 2020, the Company signed definitive documents to sell 100% of Curaleaf Maryland, Inc. in October 2020 As a result, the Company classified these assets as held for sale as of September 30, 2020. In November 2020, the Company announced the closing of its divestiture of Curaleaf Maryland, Inc. for total consideration of $4,000.

Note 8 – Notes receivable

Notes receivable consist of the following:

	September 30,	December 31,
	2020	2019
Notes receivable Curaleaf NJ, Inc. (Note 4)	$—	$56,437
Notes receivable Virginia's Kitchen, LLC (Note 4)	—	—
Notes receivable Remedy Compassion Center, Inc. (Note 4)	—	729
Total notes receivable	$—	$57,166

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 9 – Property, plant and equipment

Property, plant and equipment and related accumulated depreciation consist of the following:

	September 30,	December 31,
	2020	2019
Land	$6,837	$487
Building and improvements	121,742	87,563
Furniture and fixtures	65,130	37,526
Information technology	3,315	1,858
Construction in progress	43,529	20,387
Transferred to assets held for sale	(2,308)	—
Total property and equipment	238,245	147,821
Less: Accumulated depreciation	(37,906)	(18,009)
Property, plant and equipment, net	$200,339	$129,812

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense for the three and nine months ended September 30, 2020 totaled $5,450 and $13,806, respectively, of which $3,658 and $8,753, respectively, is included in cost of goods sold. Depreciation expense for the three and nine months ended September 30, 2019 totaled $3,851 and $9,910, respectively, of which $1,423 and $3,476, respectively, is included in cost of goods sold.

On August 4, 2020 the Company closed on a sale and lease back transaction to sell its Mt Dora, Florida cultivation and processing facility to GA NA 3 LLC. Under the long-term agreement, the Company will lease back the facility and continue to operate and manage it. As a result of the sale, the Company disposed of $26,700 of buildings and improvements and $14,800 of construction in progress. The Company recognized a loss on the sale related to the transaction of $557 which was recorded within other income (expense) on the unaudited interim condensed consolidated statement of operations.

Note 10 – Goodwill and intangible assets

Identifiable intangible assets consist of the following:

	2019	2020
	Balance at		Purchase price	Transferred to	Year-to-date	Balance at
	December 31,	Acquisitions	adjustments	assets held for sale	amortization	September 30,
Licenses	$182,969	$528,075	$175	$(19,221)	$(23,375)	$668,623
Trade names	1,921	48,900	—	(50)	(1,838)	48,933
Service agreements	—	69,567	—	(30)	(4,114)	65,423
Non-compete agreements	745	24,240	—	—	(1,215)	23,770
Total intangible assets, net	$185,635	$670,782	$175	$(19,301)	$(30,542)	$806,749

Amortization of intangible assets was $14,324 and $3,728 for the three months ended September 30, 2020 and 2019, respectively, and $30,452 and $7,799 for the nine months ended September 30, 2020 and 2019, respectively.

The Company determined that goodwill associated with all acquisitions is associated with the cannabis operations segment. There was no goodwill associated with the non-cannabis operations segment as of September 30, 2020 or December 31, 2019. The changes in the carrying amount of goodwill for the cannabis operations segment were as follows:

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Total
Balance at December 31, 2019	$69,326
Purchase price adjustments	(30)
Acquisition of Cura (Note 4)	118,267
Acquisition of MEOT (Note 4)	561
Acquisition of Curaleaf NJ (Note 4)	22,196
Acquisition of Grassroots (Note 4)	230,748
Transferred to assets held for sale (Note 7)	(1,748)
Balance at September 30, 2020	$439,320

There were no indications of goodwill impairment for any Cash Generating Units (“CGU”s) for the nine months ended September 30, 2020 or 2019.

Note 11 – Notes payable

Notes payable consist of the following:

	September 30,	December 31,
	2020	2019
Financing Agreement – 2021
Principal amount and interest accrued	$—	$90,795
Unamortized debt discount	—	(5,773)
Net carrying amount	—	85,022

Financing Agreement – 2023
Principal amount	300,000	—
Unamortized debt discount	(26,723)	—
Net carrying amount	273,277	—

Secured Promissory Notes - 2029	—	2,505
Seller note payable	6,290	17,000
Other notes payable	418	426
Total notes payable	$279,985	$104,953

Current portion of notes payable	6,290	17,000
Long term notes payable	273,695	87,953
Total notes payable	$279,985	$104,953

Financing Agreement – 2021

In August 2018, the Company issued $85,000 of senior secured debt (the “Financing Agreement – 2021”). In connection with this agreement, the Company paid a fee of $1,700 upon the initial funding.

The Financing Agreement – 2021 accrued interest at a rate of 15% per annum, of which 10% was payable in cash quarterly and 5% was payable in kind. Principal and interest were due in full on August 23, 2021. The Financing Agreement – 2021 was secured by a guarantee of each wholly-owned direct and indirect subsidiary of the Company, as well as a pledge of the Company’s assets to each such guarantor and contained certain negative covenants, including restrictions on its ability to pay dividends, invest in non-wholly owned entities and to incur non-subordinated debt.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

The Financing Agreement – 2021 was able to be pre-paid in tranches of up to $25,000 or $50,000 upon 90 or 180 days written notice. Any amount prepaid once the outstanding principal falls below $25,000 was subject to a prepayment premium.

In connection with the Financing Agreement – 2021, Curaleaf, Inc., a subsidiary of the Company, issued warrants to purchase 3,598,492 shares of common stock of Curaleaf, Inc., for a nominal value. The liability component of the notes was recorded at fair value of $77,556 and the equity component at the residual amount of $7,444. A debt discount was reflected as a reduction of the carrying value of the long-term debt on the Company’s consolidated statements of financial position and was amortized to interest expense over the term of the notes using the effective interest method.

The Company recognized interest expense under the Financing Agreement – 2021 of $4,113 for the three months ended September 30, 2019, but did not recognize interest expense for the three months ended September 30, 2020. The Company recognized interest expense of $11,691 for the nine months ended September 30, 2019, but did not recognize interest expense for the nine months ended September 30, 2020.

The Company satisfied, in full, its obligations including early repayment fees of $9,500 under the Financing Agreement – 2021 in connection with and out of the proceeds from the Financing Agreement – 2023 (as defined below) in January 2020. The repayment of the loan was accounted for as a modification to Financing Agreement – 2023.

Financing Agreement – 2023

In January 2020, the Company closed on a senior secured term loan facility (“Financing Agreement – 2023”) from a syndicate of lenders totaling $300,000. The notes bear interest at a rate of 13.0% per annum, payable quarterly in arrears with maturity in December 2023 and contain certain principal prepayment premiums. The Company satisfied its obligations in full under the Financing Agreement – 2021 in connection with, and out of the proceeds of the Financing Agreement - 2023.

The Company recognized interest expense under the Financing Agreement – 2023 of $11,490 and $32,768 for the three and nine months ended September 30, 2020, respectively, including interest expense related to the amortization of the debt discount of $1,740 and $4,926, respectively.

Secured Promissory Notes – 2029

In January 2017, the Company entered into secured promissory notes (the “Secured Promissory Notes – 2029”) with certain individuals for an aggregate principal amount of $2,505.

The Secured Promissory Notes – 2029 accrue interest at a rate of 12% per annum on the first $224 and 14% per annum on the remaining balance. Principal and interest are due in full on May 1, 2029.

The Company recognized interest expense under the Secured Promissory Notes – 2029 of $29 and $201 for the three months ended September 30, 2020 and 2019, respectively, and $115 and $300 for the nine months ended September 30, 2020 and 2019, respectively.

The Company paid $1,252 and the respective accrued interest for a total of $1,651 in connection with the minority owner buyout in February 2020 (Note 19). In August 2020, the Company paid the remaining balance of $1,253 and the respective accrued interest for a total of $1,766 in connection with the minority owner buyout of the Remaining Florida Minority Holders (Note 19).

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Seller note

The Company issued certain notes payable in conjunction with the Emerald acquisition in the amount of $8,000, the Glendale acquisition in the amount of $7,500, and the Phyto acquisition in the amount of $1,500. The Company paid $5,000 and the accrued interest related to the Emerald acquisition in January 2020 and the remaining $3,000 and accrued interest was paid in May 2020. The Company paid $2,500 and the accrued interest related to the Glendale acquisition in February 2020 (see Note 4).

Future maturities

As of September 30, 2020, future principal payments due under Notes payable were as follows:

Period	Amount
2020 (remaining three months)	$6,290
2021	—
2022	—
2023	300,000
2024	—
2025 and thereafter	418
$306,708

Note 12 – Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of September 30, 2020, the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of subordinate voting shares (“SVS”) without par value.

Issued

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of September 30, 2020 and December 31, 2019, the MVS represented approximately 14.3% and 22.1%, respectively, of the total issued and outstanding shares and 71.4% and 81%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS structure will terminate automatically on October 25, 2021. It will also terminate automatically upon the occurrence of the following events: (i) transfer or disposition of the MVS by the Company’s Executive Chairman, Boris Jordan, to one or more third parties which are not certain permitted holders as described in the Company’s Articles, and (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 50% of the issued and outstanding SVS and MVS. In 2019, Mr. Jordan voluntarily converted 18,200,000 MVS into SVS. In April and May 2020, Mr. Jordan voluntarily converted 10,000,000 MVS into SVS. As of September 30, 2020, the Company had 93,970,705 MVS issued and outstanding.

Holders of the SVS are entitled to one vote per share. As of September 30, 2020, the Company had 564,864,055 SVS issued and outstanding.

The Company had reserved 73,283,608 SVS and 52,237,230 SVS, as of September 30, 2020 and December 31, 2019, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (see Note 13).

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Treasury shares

There were no shares repurchased in the three and nine months ended September 30, 2020. For the nine months ended September 30, 2019 the Company repurchased an aggregate of 70,100 SVS for a total purchase price of $883. The amount is reflected as treasury shares in the consolidated statement of financial position.

Note 13 – Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans of Curaleaf, Inc. provide for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights, and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the 2018 Long Term Incentive Plan (the “LTIP”). The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	September 30,
	2020		2019
Fair value at grant date	$3.61		$6.60
Share price at grant date	$6.02		$8.35
Exercise price	$2.98		$8.48
Expected volatility	90.8%		87.2%
Expected life	6.1	years	7.2	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	1.20%		2.01%

The expected volatility is estimated based on the historical volatility of a publicly traded set of peer companies. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the three months ended September 30, 2020 and 2019, the Company recorded share-based compensation in the amount of $5,430 and $4,673, respectively. During the nine months ended September 30, 2020 and 2019, the Company recorded share-based compensation in the amount of $14,764 and $10,944, respectively.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Reconciliation of outstanding stock options

The number and weighted-average exercise prices of share options under the stock option programs were as follows:

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	2020	2020	2019	2019
Outstanding at January 1	26,919,515	$1.82	31,269,448	$0.94
Forfeited during the nine month period	(507,353)	7.20	(163,550)	0.49
Exercised during the nine month period	(4,619,388)	0.27	(3,478,196)	0.21
Granted during the nine month period	1,894,052	4.71	1,512,075	8.84
Rollover grants in connection with acquisition (Note 4)	5,257,209	9.98	—	—
Outstanding at September 30	28,944,035	$3.61	29,139,777	$1.48
Options exercisable at September 30	19,944,561	$2.98	18,833,493	$0.24

Restricted stock units (“RSUs”)

The number of RSUs awarded under the 2018 LTIP Plan were as follows:

	Number of RSUs
	2020	2019
Outstanding at January 1	2,170,064	166,215
Forfeited during the nine month period	(180,526)	—
Released during the nine month period	(318,100)	—
Granted during the nine month period	1,752,062	908,789
Outstanding at September 30	3,423,500	1,075,004
RSUs vested at September 30	414,119	—

Note 14 – Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Selling, general and administrative expenses:
Salaries and benefits	$29,130	$14,296	$70,030	$37,797
Sales and marketing	5,598	2,867	14,215	8,496
Rent and occupancy	5,799	1,384	7,960	3,399
Travel	1,075	2,048	3,668	4,751
Professional fees	20,231	9,288	39,179	20,187
Office supplies and services	5,596	2,043	12,182	5,563
Other	5,235	1,571	11,752	4,602
Total selling, general and administrative expense	$72,664	$33,497	$158,986	$84,795

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 15 – Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Numerator:
Net loss and comprehensive loss	$(8,931)	$(7,434)	$(26,218)	$(42,696)
Less: Net income (loss) attributable to redeemable non-controlling interest	412	(599)	242	(1,112)
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(9,343)	$(6,835)	$(26,460)	$(41,584)
Denominator:
Weighted average common shares outstanding — basic and diluted	625,228,556	464,073,130	555,629,066	461,045,835
Loss per share — basic and diluted	$(0.01)	$(0.01)	$(0.05)	$(0.09)

The Company’s potentially dilutive securities, which include options to purchase shares, have been excluded from the computation of diluted net loss per share as the effect would reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf Holdings, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Nine months ended
	September 30,
	2020	2019
Options to purchase common stock	28,944,035	29,139,777

Note 16 – Segment reporting

The Company operates in two segments: the production and sale of cannabis via retail and wholesale channels (“Cannabis Operations”); and providing professional services including cultivation, processing, retail know-how and back office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees under management service agreements (“Non-Cannabis Operations”).

	Cannabis	Non-Cannabis	Total
For the nine months ended September 30, 2020:
Revenues	$356,937	$39,448	$396,385
Gross profit	225,603	39,448	265,051
Income (loss) from operations	75,798	(32,740)	43,058
Net income (loss)	50,533	(76,751)	(26,218)

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

	Cannabis	Non-Cannabis	Total
For the nine months ended September 30, 2019:
Revenues	$116,176	29,386	$145,562
Gross profit	66,933	29,386	96,319
Loss from operations	(1,385)	(19,064)	(20,449)
Net loss	(7,307)	(35,389)	(42,696)

	Cannabis	Non-Cannabis	Held for sale	Total
As of September 30, 2020:
Total assets	$2,036,394	$289,306	$33,530	$2,359,230
Total liabilities	631,222	338,885	3,483	973,590

	Cannabis	Non-Cannabis	Held for sale	Total
As of December 31, 2019:
Total assets	$465,169	$271,757	$—	$736,926
Total liabilities	93,785	239,695	—	333,480

Note 17 – Commitments and contingencies

Leases

The Company leases its facilities under operating leases that require the payment of real estate taxes and other operating costs in addition to normal rent.

At September 30, 2020, approximate future minimum payments due under non-cancellable operating leases were as follows:

Period	Scheduled payments
2020 (remaining three months)	11,024
2021	43,424
2022	44,471
2023	42,140
2024 and thereafter	371,911
Total undiscounted lease liability	512,970
Impact of discount	(211,952)
Lease liability at September 30, 2020	301,018
Less current portion of lease liability	(39,787)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(2,012)
Long-term portion of lease liability	$259,219

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, options to renew leases are for an additional period of 5 years after the end of the initial contract term and are at the option of the Company as the lessee. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low value or short-term in nature and therefore no right-of use assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the three and nine months ended September 30, 2020 and 2019 were immaterial.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements relating to the right-of-use lease asset balances are presented below:

Scheduled payments
Carrying amount, January 1, 2020	$82,794
ROU assets acquired (Note 4)	124,912
Additions to leased assets	84,525
Depreciation charges	(14,419)
Transferred to assets held for sale	(1,923)
Carrying amount, September 30, 2020	$275,889

The total interest expense on lease liabilities for the three months ended September 30, 2020 and 2019 was $5,114 and $1,894, respectively. The total interest expense on lease liabilities for the nine months ended September 30, 2020 and 2019 was $9,364 and $4,209, respectively.

The total depreciation expense on lease liabilities for the three months ended September 30, 2020 and 2019 was $6,883 and $2,782, respectively, of which $1,681 and no expense, respectively, was included in cost of goods sold. The total depreciation expense on lease liabilities for the nine months ended September 30, 2020 and 2019 was $14,419 and $6,796, respectively, of which $1,681 and no expense, respectively, was included in cost of goods sold.

The total cash outflow for lease liability payments for the three months ended September 30, 2020 and 2019 was $10,701 and $2,424, respectively. The total cash outflow for lease liability payments for the nine months ended September 30, 2020 and 2019 was $24,495 and $2,845, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements.

Legal

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Among other legal disputes, the Company is currently involved in the following proceedings:

Connecticut Arbitration.  Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right to require that PalliaTech CT, LLC or any Affiliate purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.”  On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right.  The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40,142; (2) 4,755,548 SVS of Curaleaf Holdings, Inc.; and (3) the potential for additional equity in Curaleaf Holdings, Inc. depending on the results of a “Settlement Second Appraisal.”  Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS.  On January 23, 2020, the Holders filed new claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. A schedule for the arbitration has not yet been established.

Florida Arbitration / Litigation.  On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC initiated an arbitration against PalliaTech Florida LLC.  On March 19, 2019, Weisz and SRC derivatively on behalf of PalliaTech Florida LLC filed a complaint against Defendants Curaleaf Florida LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against Defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers.  On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida LLC for consideration of 1,772,062 SVS and $2,500 in cash.  During February 2020, SRC, PalliaTech Florida LLC, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute. While no damages were awarded, the Company was ordered to buyout SRC’s interest in PT Florida. Based on the order, the parties agreed that the Company would acquire SRC’s interest in PT Florida for no cash and 2,375,000 SVS. In connection with this transaction, the Company agreed to pay SRC $1,750 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC. The acquisition and retirement of the notes was completed in August 2020.

Securities Class Action.  On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the United States District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019.  On January 6, 2020, an Amended Class Action Complaint was filed against Defendants. The Amended Class Action Complaint alleges that Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act.  The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Securities Exchange Act of 1934.  On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability.

Taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. The U.S. Parent Company is currently under audit by the Internal Revenue Service (“IRS”) for the years ending December 31, 2016 through December 31, 2018. The IRS has proposed adjustments relating to the U.S. Parent Company's treatment of expenses under Section 280E, however, as of September 30, 2020, there has been no resolution to any proposed adjustments. Although the Company currently believes all its tax positions can be sustained, the ultimate resolution of tax matters could have a significant impact on the Company's consolidated financial statements. The Company's tax years are still open under statute from December 31, 2016, to the present.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 18 – Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the three and nine months ended September 30, 2020 and 2019:

	Three months ended		Nine months ended		Balances as of
	September 30,		September 30,		September 30,	December 31,
	2020	2019	2020	2019	2020	2019
Transaction	Related party transactions		Related party transactions		Balance receivable (payable)
Processing fees (1)	$1,025	$—	$2,219	$—	$—	$—
Consulting fees (2)	1,061	2	1,061	315	—	—
Travel and reimbursement (2)	—	249	—	624	—	—
Rent expense, net (3)	(48)	60	(167)	179	—	—
Contingent liability (4)	714	—	714	—	(9,700)	(18,000)
Senior Unsecured Note - 2019 (5)	—	58	—	177	—	—
Non-consolidated GR Companies (6)	—	—	—	—	14,876	—
	$2,752	$369	$3,827	$1,295	$5,176	$(18,000)

(1) For the three and nine months ended September 30, 2020, the Company recognized direct expenses of $1,025 and $2,219, respectively, for processing expenses with Sisu Extracts. Sisu Extracts, a state licensed processor in California, performed toll processing services for the Company during the reported periods. Cameron Forni, Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(2) For the three and nine months ended September 30, 2020, the Company recognized consulting expense of $1,000 as expense to Measure 8 Venture Partners, a company controlled by Boris Jordon, Executive Chairman. For the three and nine months ended September 30, 2020, the Company recognized consulting expense of $61 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions. For the nine months ended September 30, 2019, the Company recognize a consulting expense of $35 as expense to Measure 8 Venture Partners. There was no expense recognized for the three months ended September 30, 2019 in relation to Measure 8 Venture Partners. For the three and nine months ended September 30, 2019, the Company recognized consulting, travel and business development expenses related to the Company of $251 and $904, respectively, as payment to Sputnik Group LTD, a company controlled by Boris Jordan, Executive Chairman as of September 30, 2019. As of September 30, 2020, the Sputnik Group LTD no longer meets the definition of a related party. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

(3) For the three months ended September 30, 2020 and 2019, the Company recognized a rent expense credit of $60 and rent expense of $60, respectively, for a sublease between Curaleaf NY, Inc. and Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman. For the nine months ended September 30, 2020 and 2019, the Company recognized a rent expense credit of $180 and rent expense of $179, respectively, for the sublease. For the three months and nine months ended September 30, 2020, the Company recognized a rent expense of $13 for a lease between GR Companies, Inc. and FRAP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board Member. Both arrangements represent on-going contractual commitments based on executed leases.

(4) As of September 30, 2020 and 2019, the Company had a contingent consideration liability of $9,700 and $18,000, respectively, for the purchase of Curaleaf Massachusetts, Inc. payable upon the achievement of certain milestones. The liability is payable to Baldwin Holdings, LLC, of which Joseph F. Lusardi, the Company’s Chief Executive Officer, has a direct equity interest. In June 2020, the Company made a cash payment of $8,300 to PT Mass Holdings, LLC as partial payment of the contingent consideration liability. For the three and nine months ended September 30, 2020, the Company recognized interest expense of $714 related to this liability. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represents on-going contractual commitments.

(5) For the three and nine months ended September 30, 2019, the Company recognized interest expense of $58 and $177, respectively, to Boris Jordan, Executive Chairman, and MedTech International Group, LLC, a company controlled by Boris Jordan, for interest on the Senior Unsecured Notes – 2019. The Company satisfied its full obligations under the Senior Unsecured Notes in December 2019, thus no interest expense is recognized in 2020. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to this transaction.

(6) Through its acquisition of GR Companies, Inc. (“Grassroots”), the Company acquired an option to purchase KDJOH, LLC (“KDJOH”), subject to regulatory approval. KDJOH holds a dispensary license in Cuyahoga Falls, OH. Mr. Kahn, a member of the Company’s Board of Directors, is the sole manager and minority owner of KDJOH. The Company provides management services to KDJOH through a consulting agreement.

Through its acquisition of Grassroots, the Company also acquired an option to purchase Ohio Green Grow, LLC (“Green Grow”), subject to regulatory approval. Green Grow, located in Toledo, OH, holds a processor license. Mr. Kahn, a member of the Company’s Board of Directors, is a minority owner of Green Grow. Mr. Kahn’s interests in Green Grow are subject to automatic redemption upon regulatory approval for the purchase price of $1,781. At the closing of the Grassroots acquisition, the MSA between Green Grow and Grassroots was terminated.

Through its acquisition of Grassroots, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s Board of Directors, is a minority stockholder, the sole director and an officer of KDW.

The Company recognized $160,226 for the prepayment for these non-consolidated GR Companies (See Note 4).

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the three and nine months ended September 30, 2020 and 2019 are as follows:

	Three months ended September 30,		Nine months ended September 30,
Key management personnel compensation	2020	2019	2020	2019
Short-term employee benefits	$1,768	$527	$4,591	$1,553
Other long-term benefits	14	6	32	18
Share-based payments	3,624	3,579	11,777	8,542
	$5,406	$4,112	$16,400	$10,113

Note 19 – Fair value measurements

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying value of the Company’s long-term notes payable at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets, and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as of December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

There have been no transfers between fair value levels during the three and nine months ended September 30, 2020 and 2019.

	Fair value measurements
	as of September 30, 2020 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$37,609	$37,609
	$—	$—	$37,609	$37,609

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$43,922	$43,922
	$—	$—	$43,922	$43,922

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

	Fair value measurements
	as of December 31, 2019 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Biological assets	$—	$—	$19,197	$19,197
	$—	$—	$19,197	$19,197

Liabilities:
Non-controlling interest redemption and contingent consideration liabilities	$—	$—	$35,310	$35,310
	$—	$—	$35,310	$35,310

Biological assets

The fair value of biological assets is categorized in Level 3 on the fair value hierarchy. The Company measures its biological assets at fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants that are actively growing, and then adjusts that amount for the expected selling price per gram in the market in which the biological asset is growing. The estimates used in determining the fair value of biological assets are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods. The significant assumptions used in determining the fair value of biological assets include:

•	Expected yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

•	Wastage of plants – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

•	Duration of the production cycle – represents the weighted average number of weeks out of the 12 week growing cycle that biological assets have reached as of the measurement date;

•	Percentage of costs incurred as of this date compared to the total costs expected to be incurred – this is calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labor related to further production, labeling, and packaging;

•	Percentage of costs incurred for each stage of plant growth – represents the direct and indirect production costs incurred that are capitalized; and

•	Market values – this is calculated as the current market price per gram in the market in which the biological asset is being produced. This is expected to approximate future selling price.

The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 12-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value. All plants are to be harvested cannabis and as of September 30, 2020 and December 31, 2019, on average, were 51% and 49% complete, respectively. An increase or decrease in the estimated sale price would result in a significant change in the fair value of biological assets.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Non-controlling interest contingency and buyout

During 2018 the Company agreed to acquire the remaining non-controlling interest in Costa Nursery Farms, LLC, d/b/a Modern Health Concepts (“MHC”) and Double Road Holdings, LLC (“DRH”), thereby rendering void the non-controlling interest put options and call options purchased by the non-controlling interest from the original agreements. The MHC acquisition consideration was $25,000 in cash as well as SVS and the DRH acquisition consideration was $40,142 in cash as well as SVS. Upon each acquisition, the Company reversed the non-controlling interest contingency liabilities.

The non-controlling interest in MHC of $12,000 was calculated using the fair value method of the assets acquired and liabilities assumed. The value used in this determination was the purchase price for the controlling interest. The Company used the fair value method as it believes that the risks and rewards of the acquired entity are shared by the Company and the non-controlling interest. The MHC Agreement contained a put option under which the non-controlling interest could require the Company to redeem its equity interest in MHC. The redemption value was to be determined by mutual agreement or by an independent valuation expert subject to certain parameters that include a “floor” amount of $12,000 and a “ceiling” amount equal to 75% of the excess of the fair market value over $40,000 times the percentage interest held by the non-controlling interest (30% at the acquisition date). The Company had a call option under which it may require the non-controlling interest to sell under the same terms.

PT Florida is owned 77.2% by the Company and 22.8% by third parties (the “Remaining Florida Minority Holders”). The Remaining Florida Minority Holders, through their 22.8% non-controlling interest in PT Florida, indirectly held a 15.9% non-controlling interest in MHC as of December 31, 2019. In January 2020, half of the Remaining Florida Minority Holders agreed to sell their 11.4% equity in PT Florida for consideration of $2,500 cash and 1,772,062 SVS, valued at $12,272. In connection with this transaction, the Company paid the selling Remaining Florida Minority Holders $1,651 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by the selling Remaining Florida Minority Holders. (See Note 11). In August 2020, the remaining half of the Remaining Florida Minority Holders agreed to sell their 11.4% equity in PT Florida for consideration of no cash and 2,375,000 SVS, valued at $19,996. In connection with this transaction, the Company paid the selling Remaining Florida Minority Holders $1,766 cash to retire principal and interest on the remaining half of the Secured Promissory Notes – 2029 held by the selling Remaining Florida Minority Holders. (See Note 11)

In October 2018, the Company agreed to acquire from the minority members of DRH (the “DRH Minority Members”) their remaining 49% membership interests in DRH (the “DRH Minority Membership Units”) with $40,142 cash consideration (the “Connecticut Minority Buy-Out”) and $41,747 which was settled through the issuance of 4,755,548 SVS. The number of SVS to be paid to the DRH Minority Members for the DRH Minority Membership Units were to be adjusted based upon an independent valuation to be conducted following the completion of the Business Combination. The valuation was to establish the value of DRH as a percentage of the value of Curaleaf Inc. as of March 8, 2018 (the “Exchange Ratio”), and then convert the Exchange Ratio into a percentage of the fully diluted equity as of the date of the Business Combination, not taking into account shares to be issued in connection with the Private Placement (the “Diluted Share Count”). Upon completion of this valuation, the number of additional SVS to be issued to DRH Minority Members was to be determined based on a prescribed formula, provided that the aggregate number of SVS issued to the DRH Minority Holders shall not exceed an additional 1.96% of the Diluted Share Count representing 8,962,380 SVS. In February 2020, the Company issued 2,016,858 SVS to the former minority members of DRH as a result of the independent valuation.

As of September 30, 2020 and December 31, 2019, the Company recognized a non-controlling interest redemption liability in the amount of $2,694 and $16,174, respectively, with the offset being recognized in redeemable non-controlling interest buyout as contra equity. An increase or decrease in the weighted average cost of capital (“WACC”) would result in a significant change in the fair value of the non-controlling interest contingency.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at September 30, 2020 and December 31, 2019 is the carrying amount of cash and cash equivalents, accounts receivable, and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the unaudited condensed interim consolidated statements of financial position are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted credit policies in an effort to minimize those risks. As of September 30, 2020, there were no future loans receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and therefore expose the Company to interest rate fair value risk.

Capital management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities. As of September 30, 2020 and December 31, 2019, the Company was not subject to externally imposed capital requirements.

Curaleaf Holdings, Inc.

Notes to Condensed Interim Consolidated Financial Statements

(in thousands, except for gram, share and per share amounts)

Note 20 – Subsequent events

The Company has evaluated subsequent events through November 19, 2020, the date the unaudited condensed interim consolidated financial statements were available to be issued.

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the HMS Assets in Maryland to TerrAscend for a total consideration of $27,500. The HMS Asset sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The total consideration due to Curaleaf of $27,500 includes $25,000 in cash due at closing as well as a $2,500 interest bearing note due and payable to Curaleaf in April 2022. The transaction is expected to close pending customary closing conditions, including regulatory approval by the Maryland Medical Cannabis Commission.

In October 2020, the Company entered into a Promissory Note with a principal sum of $10,000 with Baldwin Holdings, LLC. (“Baldwin Note”) to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition (Note 18) which were deemed completed in March 2020. The issue price of the Baldwin Note is equal to 97.00% of the principal amount of the Baldwin Note and that sum of $300 is treated as Original Issue Discount (“OID”). The Baldwin Note carries a fixed interest rate per quarter equal to 3.25%. Interest is payable in arrears on the last day of each fiscal quarter, commencing December 31, 2020. The Maturity Date of the Baldwin Note is June 10, 2024. The Baldwin Note contain others terms substantially similar to the Senior Secured Term Loan Facility, except that the Baldwin Note is secured by separate collateral consisting solely of the equity of, and guarantees given by, the Company’s subsidiaries Curaleaf Hartford, Inc. and Curaleaf Stamford, Inc., which operate medical cannabis dispensaries in Hartford and Stamford, CT, respectively.

In June 2020, the Company signed definitive documents to sell 100% of Curaleaf Maryland, Inc. In November 2020, the Company announced the closing of its divestiture of Curaleaf Maryland, Inc. for total consideration of $4.0 million. See Note 7

In August 2018, the Company entered into an agreement to acquire ATG, which includes a 53,600 square foot cultivation and processing facility in Amesbury, Massachusetts and intended to enter into supply agreements with ATG’s three dispensaries in Massachusetts. Consideration for ATG is $50,000, $42,500 of which was prepaid in cash in December 2018 in order to solidify the Company’s intent to complete the purchase of ATG and was recorded as a non-current asset. The remaining $7,500 was paid at the close of the transaction in November 2020. See Note 4.